SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 2, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia publishes its Annual Report and refines capital management policy
•	Nokia in 2022 Annual Report – Filed as Exhibit 99.1
•	Nokia Corporate Governance Statement 2022 – Filed as Exhibit 99.2
•	Nokia Remuneration Report 2022 – Filed as Exhibit 99.3

STOCK EXCHANGE RELEASE	1 (3)

2 March 2023

Nokia Corporation

Stock Exchange Release

2 March 2023 at 19:00 EET

Nokia publishes its Annual Report and refines capital management policy

Espoo, Finland – Nokia has today filed its Annual Report on Form 20-F for 2022 with the U.S. Securities and Exchange Commission. Nokia has also published its Nokia in 2022 Annual Report, which includes audited financial statements, the annual review by the Board of Directors, Nokia’s corporate governance statement and the Remuneration Report for the governing bodies for 2022. Additionally, Nokia updated its capital management policy with a focus on sustaining investment grade rating and improving shareholder returns consistent with the performance of the business. Nokia now targets to maintain a net cash position in the range of 10-15% of net sales.

Updated capital management policy

In today’s publication of Nokia’s Annual Report, the company is announcing an evolution in the company’s cash management policy. In recent years, Nokia has operated with a cash policy to enable it to rebuild the company’s cash position through strong free cash flow generation in 2020 and 2021 and then reinstate shareholder distributions through both a dividend and a share buyback program. Investment in research and development (R&D) has been reinforced to strengthen technology leadership and has delivered improved product competitiveness and put the company on a path to deliver sustainable and profitable growth. These improvements have also now recently been recognised by credit ratings agencies and seen Nokia return to investment grade rating at S&P Global (which upgraded Nokia on 8 February 2023) having already been investment grade rated at Fitch (since 2018).

Nokia’s previous target in terms of cash management was to maintain a gross cash position equivalent to at least 30% of net sales. Going forward Nokia will target to maintain a net cash position in the range of 10-15% of net sales. Nokia intends to maintain a net cash position around this level to ensure it can continue to invest in the necessary R&D to maintain and further improve its technology leadership, fund working capital requirements in support of the company’s growth ambitions and to maintain some flexibility for bolt-on acquisitions.

At the end of 2022, Nokia held a net cash position of approximately 19% of net sales. Nokia is not imminently planning to take action to align this with its target considering the on-going macro-uncertainty, expected growth, and working capital requirements of its business in 2023; along with already announced dividend and share buyback plans for this year. However, assuming the expected significant improvement in cash generation in 2024, Nokia would then look to start acting (such as through increased shareholder returns and/or potential bolt-on acquisitions) to align the net cash position with the long-term target.

The Annual Report on Form 20-F and Nokia in 2022 Annual Report

The Annual Report on Form 20-F and Nokia in 2022 Annual Report will be available in PDF format at www.nokia.com/financials. Shareholders may request a hard copy of the reports free of charge through Nokia’s website. The corporate governance statement is available also at www.nokia.com/about-us/company/leadership-and-governance and the Remuneration Report at www.nokia.com/about-us/company/leadership-and-governance/remuneration/.

www.nokia.com

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2 March 2023

The financial statements are also published in XHTML format in accordance with the European Single Electronic Format (ESEF) reporting requirements. In accordance with ESEF requirements, the consolidated financial statements are marked with iXBRL tags. The audit firm Deloitte Oy has provided an independent auditor’s report on Nokia’s ESEF financial statements based on a reasonable assurance engagement it has performed in accordance with International Standard on Assurance Engagements ISAE 3000. The ESEF financial statements in Finnish are available in the zip file attached to this release and at www.nokia.com/luvut.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia
Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of Public Relations

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE	3 (3)

2 March 2023

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in our 2022 annual report on Form 20-F published on March 2, 2023 under "Operating and financial review and prospects–Risk factors" and in our other filings or documents furnished with the U.S. Securities and Exchange Commission.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer